UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

The Kroger Co.

(Exact name of registrant as specified in its charter)

Ohio	No. 1-303	31-0345740
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1014 Vine Street

Cincinnati, OH 45202

(Address of principal executive offices) (Zip Code)

Christine S. Wheatley

Group Vice President, Secretary and General Counsel

(513) 762-4000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒                Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD is filed pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder, for the reporting period January 1, 2019 through December 31, 2019.

A copy of “The Kroger Co.’s Conflict Minerals Report” for calendar year 2019 (the “Report”) is filed as Exhibit 1.01 hereto and is publicly available at ir.kroger.com.  The Report contains a discussion of the good-faith reasonable country of origin inquiry and due diligence measures undertaken by The Kroger Co. with respect to the reporting period and is incorporated herein by reference.  Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

The Report is filed as Exhibit 1.01 to this Form SD and is incorporated herein by reference.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE KROGER CO.

May 29, 2020	By:	/s/ Christine S. Wheatley
Christine S. Wheatley
Group Vice President, Secretary and General Counsel